SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 13th November, 2003

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Twin Mining Corporation

         (Registrant)

Date November 14, 2003

s.   Hermann Derbuch

  Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION

Suite 1250,  155 University Avenue

Toronto / Ontario      M5H  3B7

Tel: (416) 777-0013   Fax: (416) 777-0014

Web-site:www.twinmining.com  E-mail: info@twinmining.com

Press Release

Twin Mining has six drills turning on its Abitibi Gold Properties

Toronto, Ontario, (November 13, 2003) – Twin Mining Corporation (TWG-TSX) is pleased to report that it has completed, as of today, 8,976 meters of core drilling on three of its Abitibi gold properties. Early visual evidence for gold mineralization in recovered core from these properties warranted acceleration of the drilling program by increasing the number of drills from three to six with a seventh drill to be introduced shortly (see press release October 7, 2003).

At the Normar property, two drills are testing a number of geophysical and gold-in-soil anomalies as well as depth continuity of the known Decoeur and Paquin gold deposits. These deposits are located along the prolific Cadillac Break within the Bousquet-Cadillac district where mines have already produced some 7.3 million ounces of gold.

The Mouskor property is considered to be located on the same favorable horizon which to the east contains the Doyon, Bousquet #1, Bousquet #2 and Dumagami Mines. More than 5 million ounces of gold already have been produced from Dyon and Busquet #1 mines. Twin Mining’s initial drilling has focused on mineralized sericitic schist which is similar to the schist hosting the #1 gold zone of Doyon Mine.

The Malartic “H” property is situated on the northern limb of the Malartic Syncline which hosts within 2.5 km of the property boundary the Black Cliff, Marban, Malartic Hygrade, Norlartic and Camflo gold mines. Production from these mines has exceeded 2 million ounces. Up to six gold-bearing zones are associated with the Norbenite/Norlartic shear where it crosses the south portion of the Malartic “H” claims. The shear zone continues on to the south where it has yielded significant gold production. All zones remain untested in the west portion of the property and to a very limited extent vertically. Twin Mining has three drills testing vertical continuity to 400 meter below the deepest previous holes and along strike. From one of the deeper previous holes portions of the five zones assayed 5.33 g Au/t over 1.05 m, 5.54 g Au/t over 1.76 m, 7.93 g Au/t over 2.25 m, 42.7 g Au/t over 0.9 m and 3.86 g Au/t over 2.89 m.

On the Malartic “H” Annex claims gold has been known to be associated with pyrite where a prominent shear zone cuts basaltic volcanics (“Discovery Zone”). Over 2 million ounces of gold have been produced from the Siscoe and Sullivan mines which are located on the same shear zone. Twin Mining currently is carrying out induced polarization and magnetometer surveys to focus drilling on unexplored parts of the shear zone with the highest gold potential. Grab samples from a trench on the “Discovery Zone” have been reported by Breakwater Resources Ltd. (“Breakwater”) to have returned gold values more than 1,800 g Au/t. A drill hole (M-3, 1936) under this mineralization encountered sections which assayed 94 g Au/t over 0.35 m, 31 g Au/t over 0.34 m and 21 g Au/t over 0.65 m.

Mr. Dallas W. Davis, P.Eng. of Dalmin Corporation, is Twin Mining’s Qualified Person for the design, execution and interpretation of the Abitibi gold exploration program.

To position the Corporation for growth during this period of increasing gold prices and to ensure that the gold resource base increases beyond that which will supply the anticipated 82,000 oz/year at Atlanta Gold Project in Idaho, U.S.A., Twin Mining has embarked on an aggressive program of selectively acquiring properties with demonstrated continuity of gold-bearing zones in highly productive districts.

Twin Mining, in addition to exploring the Abitibi gold projects (optioned from Breakwater, see press release September 11, 2003) is developing the Atlanta Gold Project in Idaho, exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Quebec.

For further information contact: Hermann Derbuch, P.Eng.,

        Chairman, President & CEO

                                                        Tel.: (416) 777-0013        Fax: (416) 777-0014

                                                        E-mail: info@twinmining.com